UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No.1)

Under the Securities Exchange Act of 1934

NovaGold Resources Inc.
(Name of Issuer)

         Common Shares
(Title of Class of Securities)

      66987E206
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               February 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,954,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,954,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,954,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IA

This Amendment No. 1 is filed with respect to the ownership of common shares, no par value (the “Common Stock”), of NovaGold Resources Inc., a Nova Scotia company (“Issuer”), as reported by Paulson & Co. Inc. (“Paulson”) as of March 1, 2012 and amends and supplements the Schedule 13D originally filed on August 31, 2010 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separate managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”).  John Paulson is the President and sole Director of Paulson & Co. Inc.

Item 3.  Source and Amount of Funds or Other Consideration

The consideration for the purchase of the shares of Common Stock reported herein by Paulson was derived from available capital of the Funds managed by Paulson, and a total of approximately $177,306,194 was paid to acquire such shares.

Item 5.  Interest in Securities of the Issuer

(a)	Amount beneficially owned: 29,954,818 (see Note 1)
Percent of class: 10.8%

(b)	Number of Common Shares as to which Paulson has:
(i)	Sole power to vote or direct the vote: 29,954,818 (see Note 1)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 29,954,818 (see Note 1)
(iv)	Shared power to dispose or direct the disposition: 0

Note 1: Paulson provides investment management services to the Funds.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), Paulson declares that the filing of this Schedule 13D shall not be construed as an admission that it, for purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of any securities covered by this Schedule 13D.

(c)	A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Person for the Funds during the past sixty days is attached as Appendix I.

Quantity	Price	Trade Date
160,000	8.34	3/01/2012
840,000	8.27	2/29/2012
475,000	8.55	2/28/2012
525,000	8.49	2/27/2012
5,000,000	9.50	2/02/2012

The above transactions were purchases effected on the open market except for the purchase on February 2, 2012, which was through an underwritten public offering by the Issuer.  No other transactions with respect to the Issuer’s securities were effected by Paulson during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2012

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer